SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, DC 20549

                              FORM 12b-25

                                        Commission File Number: 0-19840

                      NOTIFICATION OF LATE FILING


(Check One): __ Form 10-K __ Form 11-K __ Form 20-F _X_ Form 10-Q

__  Form N-SAR
     For Period Ended:
__  Transition Report on Form 10-K__  Transition Report on Form 10-Q
__  Transition Report on Form 20-F__  Transition Report on Form N-SAR
__  Transition Report on Form 11-K
     For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                PART I
                        REGISTRANT INFORMATION

Full name of registrant: SHOLODGE, INC.

Former name if applicable

Address of principal executive office (Street and number):

     130 Maple Drive North

City, state and zip code: Hendersonville. Tennessee 37075

                                PART II
                        RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)__X___

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III
                               NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     The Registrant completed the sale of 16 Shoney's Inns in the third quarter and recently employed a new chief financial officer. The Registrant delayed the completion and filing of its quarterly report on Form 10-Q for the fiscal quarter ended October 4, 1998 in order to have necessary time to reflect the sale and to permit the new chief financial officer to review the financial reports. The Form 10-Q is expected to be filed within two days of the original due date.

                                PART IV
                           OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification
John W. Titus                         (615) 252-2341
(Name)                                (Area Code)(Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                      _X_ Yes    ___ No

     (3)    Is  it  anticipated  that  any  significant  change  in results  of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                     ___ Yes    _X__ No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Exhibits filed herewith:

              None

                            SHOLODGE, INC.
             (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 19, 1998             By: /s/Leon Moore
                                    Leon Moore, President